April 13, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mark Webb, Legal Branch Chief

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

RE:	Bancorp Rhode Island, Inc.

Registration Statement on Form S-3 (No. 333-122968)

Dear Mr. Webb:

Pursuant to the Securities Act of 1933, as amended, and Rule 424(b)(4) thereunder, the undersigned hereby submits via EDGAR, in the name and on behalf of Bancorp Rhode Island, Inc., the final prospectus related to an underwritten public offering in connection with the above referenced Registration Statement, which was declared effective by the Commission at 5:30 p.m. on April 12, 2004.

Please call the undersigned at (401) 274-2000 with any questions or comments regarding the final prospectus.

Very truly yours,

/s/ Margaret D. Farrell

Margaret D. Farrell